

Offering Statement

PRISTINE SUN CORPORATION

25,000 shares of common stock

$10 per share

The date of this Offering Statement is August 12, 2017

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

No person has been authorized to give any information or to make any representations in connection with the offer made by this investment memorandum, nor has any person been authorized to give any information or make any representations other than those contained in this investment memorandum, and if given or made, such information or representations must not be relied upon. This investment memorandum does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering statement nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

TABLE OF CONTENTS

PRISTINE SUN CORPORATION

$250,000 in Common Shares
$10.00 per Share

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Statement. See "Risk Factors" for information to be considered by prospective investors.

Pristine Sun Corporation, a Delaware corporation, is the leading developer/owner/operator of small utility scale projects in California and several other states. We are developing a 1.2 MW floating solar project in wine country (Sonoma County, California), which is part of nearly 20 MW of floating solar projects awarded to Pristine Sun. This marks the largest floating solar project in North America. This project, on the Oceanview Water Treatment pond in central Sonoma County, is the first to start construction. The first phase of 10 kW was installed by Pristine Sun in the summer of 2016, and will be expanded 120 times to 1.2 MW DC. There is a 25-year PPA with the water utility, Sonoma County Water Authority, the discretional permitting is complete, and engineering is over 70% complete. All that's missing is the capital to finish construction and some more engineering and development work. This project generates a 15% after-tax leveraged IRR (internal rate of return). We're seeking members to join the Company.

We are offering 25,000 shares of our common stock (the "Shares") for sale to investors. When fully subscribed, this will represent a 10% ownership interest in the Issuer, valued at $2.5 million. Shares are being offered at a price of $10 each, with a minimum purchase size of 10 shares. Proceeds will be used as the project equity required for the construction financing of the Project.

RISK FACTORS

For purposes of this section, the terms "we," "us," and "our" refer to the Company, and the term "you" refers to Purchaser. You are urged to consider carefully, with your advisers, all of the risks described below before deciding whether to purchase the Share. Each of the risks identified below could have a material adverse effect on your investment in the Share and may result in the loss of your entire investment.

Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this Agreement, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Share, and you must conduct your own independent analysis.

These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment.

No person has been authorized to give any information or to make any representation other than those contained in this memorandum. You should not rely on any information or representations other than those contained in this memorandum.

Company Risks

1.   We have a limited operating history. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

2.   Our ability to repay the Share is dependent on the success of the Project We will be able to repay the Share in full only if development of the Project occurs, which is dependent on the Company securing additional funds for construction. There is no certainty that the Company will be able to secure such funds.

3.   We have no financial statements. We currently have no actual financial statements. Consequently, your ability to assess our financial condition, our results of operations, and our cash flow is severely limited. We encourage you to consult with your legal and financial advisors to determine whether you have sufficient financial information to evaluate the merits and risks of purchasing the Share.

4.   Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only. Any financial projections that may have been disclosed to you, were based on a variety of estimates and assumptions which may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and competitive uncertainties, most of which are beyond our control. There can be no assurance that any projections that may have been disclosed to you will be realized, and actual results may different materially from such projections.

5.   We will need to raise additional financing. Our ability to implement our business plan will depend on our ability to obtain additional financing in the future. We intend to borrow additional funds from persons on terms that are substantially similar to the terms of the Share, as well as raising additional funds through the issuance of equity and senior debt. However, we cannot assure you that we will be able to do this or that additional financing will be available on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to continue and grow our businesses would be dependent on the cash from your loan and on the cash flow, if any, from our operations, which may not be sufficient.

6.   We may not generate sufficient cash flow to make payments to you. There is no assurance that we will ever have income sufficient to cover our expenses and repay you. Your rights under the Share are secured, but you will be responsible for working with the Collateral Agent to collect the Collateral.

7.   Our success depends on the skills and expertise of Troy Helming ("Executive Team"). Our success substantially depends on the skills, talents, abilities, and continued services of the Executive Team. There is no guarantee that Executive Team will manage our business successfully. We do not carry life or disability insurance on the Executive

Team. The loss of the services of the Executive Team, for any reason, may have a material adverse effect on your investment.

8.   You will not have any right to control management. You will be a creditor of the Company without any right to control the management of the Company. Troy Helming, in his capacities as our manager, President and CEO, will have complete control over all of the decisions related to our business. Mr. Helming could cause the Company to take actions over your objections. Additionally, Mr. Helming will not be obligated to cause the Company to pursue any alternative course of action that may be suggested or advocated by you.

9.   There will be significant restrictions on your ability to assign the Share. The Share is nonnegotiable, and you may not assign the Share to any person. Additionally, federal and state securities laws may place additional restrictions on your ability to transfer your Shares. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should purchase the Share only if you are prepared to hold the Share for an indefinite period of time, or at least until the maturity date of the Share.

10.   This memorandum has not been reviewed or approved by the government. No government agency or authority has reviewed or approved this Agreement or any of the documents provided to you relating to this memorandum, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the Share.

11.   An investment in the Shares has tax consequences. The tax consequences of purchasing the Shares are may vary depending on your particular tax situation. We strongly encourage you to consult with your legal and tax advisors to determine the tax implications of purchasing the Shares.

OFFERING

Pristine Sun Corporation, a Delaware corporation, is offering 25,000 shares ("Shares") for sale to investors. When fully subscribed, this will represent a 10% ownership interest in the Issuer, valued at $2.5 million. Shares are being offered at a price of $10 each, with a minimum purchase size of 10 shares. Proceeds will be used to finance the equity required for the construction of the Project. The Offering Deadline is December 31, 2017. In the event the Offering is oversubscribed, the issuer will issue and sell additional shares up to an aggregate sales price of $1,000,000.

USE OF PROCEEDS

To secure a fully refundable utility interconnection security deposit with the largest utility in California: Pacific Gas & Electric (PG&E), of ~$250,000 and provide a deposit and financing fees to the long-term lender of the project in the amount of ~$50,000. Any excess funds raised (if any) will be used for direct project pre-construction expenses, and equipment procurement.

ABOUT THE PROJECT

The project is a solar photovoltaic project that is designed to float on water for over 40 years. Floating solar has many benefits. In addition to producing clean, renewable energy, it also reduces evaporative losses by up to 90 percent and inhibits algal growth. In addition, the cooling effect of the reservoir increases electricity output by as much as 5%.

All of the output from the Project will be sold to the Sonoma County Water Agency, a municipal entity with a credit rating of Aa1 by Moody's, under a 25-year power purchase agreement. All of the discretionary permitting for the Project is completed, and engineering is 70% complete. While the location is innovative, the engineering is straightforward and does not pose additional risks to the Project. The project uses conventional solar panels (from Canadian Solar along with solar panels already in inventory from our sponsor Pristine Sun), and conventional aluminum rooftop racking on top of the FloatoRack floating solar system (patents pending) designed by FloatoRack Corporation, a silicon valley based company with strong engineering and solar project development and financing experience. The FloatoRack has completed a full wind-tunnel test and one of the top marine engineering firms in California (Noble Consultants) has designed the anchoring, structural, wind load and mooring elements of the systems.

ABOUT THE ISSUER

The Issuer is a limited liability company organized under the laws of the State of Wisconsin, and was formed for the sole purpose of financing the Project, as hereinafter defined.

The Issuer is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company has no directors. The Issuer's sole shareholder is Pristine Sun, LLC. The Issuer's President is Troy Helming, who is also the President of Pristine Sun, LLC (the "Sponsor"). Mr Helming is the founder of Pristine Sun and has held that position for eight years (*see "About the Sponsor" below*).

ABOUT THE SPONSOR

Pristine Sun, the Sponsor of the Project, is the leading developer, operator and owner of small utility-scale solar PV projects in California, and one of the leading such developers in the USA. It was formed in 2009 and is led by Troy Helming, CEO, an industry veteran with 20 years' experience who founded the first wind-farm company in Kansas (Tradewind Energy) in 1998, which he sold in 2004 and has built over 2 GW ($4 Billion) worth of wind and solar energy projects since inception. The Company has successfully raised tens of millions of dollars, developed hundreds of megawatts of solar projects, and its solar energy pipeline is in the top 5 of all developers in the USA.

Formed in 2009 by successful wind energy developer team. By 2012 it had captured more PPAs with PG&E in California than all other solar developers COMBINED. The Company built a cloud-based scalable 600-step origination, development, workflow and project management platform. The Company was awarded a $900K Department of Energy grant to commercialize floating solar systems, and has won contracts with water utilities for $50M of floating solar systems in California. By 2016, the Company had developed, financed and built 250 solar systems (30 were sold, 220 it owns & operates) and amassed a development pipeline of 800 projects across 22 states with over 9,000 MW ($18B) of projects waiting for capital to be installed, with an average 9% IRR 2 unleveraged, 12-18% leveraged. 15% of the pipeline is Hot, 15% Warm, and 70% Cold (late, mid, and early stage development, respectively). "Hot" projects could begin installation within 1-4 months after sufficient project equity capital is in hand. Warm and Cold projects need an additional 6 and 12 months, respectively.

PRISTINE SUN CORPORATION (SPONSOR) CAPITALIZATION

2009	$500k cash from founder
2010	$3M of loan guarantees from founder
2011	$10M from Capital Dynamics ($25B AUM-Assets Under Mgmt) for 40% of the Company
2012-2013	Bootstrapped with revenue & ~$4 Million of net profit in 2013, bought out CapDyn's equity in full and repaid all CapDyn loans with interest
2014	$19M of growth loans received from Partners For Growth (PFG), a San Francisco-based private lender with ~$200M of AUM, paid down to $15M from profits
2015-2016	Bootstrapped and recapitalized, sold ~10% of projects in development to pay off PFG in full (to be 100% debt-free)

- For the 4 years from 2013 to 2016, the Company has been profitable and/or cash-flow positive in each of these four consecutive years. As of 3Q 2016, Pristine Sun had approximately $81 Million of assets on its balance sheet.

- For more information on us, please see our website at www.pristinesun.com

REQUIRED DISCLOSURES

In accordance with Rule 201 of Regulation Crowdfunding, the Issuer makes the following disclosures:

(a)   *Name, Legal Status, Physical Address and Website of the Issuer.* The name of the issuer is Pristine Sun Corporation.   The Issuer is a corporation organized under the laws of the state of Delaware. Its address is 548 Market St, Suite 13000, San Francisco CA 94104. The website address is pristinesun.com.

(b)   *Directors and Officers of the Issuer.* Troy Helming is the Sole Director of the Issuer. Please see "About the Sponsor" for more information on Mr. Helming

(c)   *Beneficial Owners of the Issuer.* Pristine Sun, LLC, the Sponsor, owns 100% of the Issuer. Troy Helming is the only shareholder that owns 20% or more of the Sponsor.

(d)   *Business of the Issuer.* Please see "About the Project" in this Offering Statement.

(e)   *Current Employees of the Issuer.* The Issuer has no employees.

(f)   *Risk Factors.* Please see "Risk Factors" in this Offering Statement.

(g)   *Target Offering Amount and Deadline.* The Target Offering Amount is $250,000 and the Offering Deadline is February 2, 2018.

(h)   *Acceptance of Investments in Excess of the Target Offering.* The Issuer will accept investments in excess of the Target Offering, which shall be allocated *pro rata*. Please see "Terms of the Offering" in this Offering Statement for more information.

(i)   *Use of Proceeds from the Offering.* Please see "Use of Proceeds" in this Offering Statement.

(j)   *Description of Process to Complete the Transaction.* Purchase and sale of the securities offered by the Issuer will be consummated on GridShare.com, which is operated by GridShare LLC, our intermediary. To purchase securities, you must (i) be a registered user, (ii) have completed the educational requirements, (iii) acknowledge certain disclosures, execute the Purchase Agreements (as defined in the "Term of the Offering" section of this Offering Statement) and (iv) transmit funds to a qualified third party acting as the escrow agent in the transaction. Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials. If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. Please see "Terms of the Offering" and "Legal Matters" in this Offering Statement for additional information.

(k)   *Statement Regarding Investment Commitment in the Event of a Material Change in the Offering.* In the event of a material change in the terms of this offering, investors in the offering will be notified of the change and may either (i) withdraw the funds from the escrow account or (ii) continue to invest in the Offering subject to the new terms, if any.

(l)   *Price of the Securities and Manner in determining the Price of the Securities.* The price per share was determined by company management based on a valuation of the Company after a sale of the securities offered in this offering.

(m)   *Ownership and Capital Structure of the Issuer* Pristine Sun, LLC, the Sponsor, owns 100% of the Issuer. For more information, please see "About the Sponsor."

(n)   *Name and SEC File Number of the Intermediary.* The Intermediary in the transaction is GridShare LLC. GridShare's SEC File Number is 007-0018.

(o)   *Description of the Intermediary's Interest in the Issuer.* GridShare LLC will receive a fee equal to 3% of the proceeds raised in this Offering. GridShare will not have an interest in the Issuer.

(p)   *Material Terms of Indebtedness of the Issuer.* None.

(q)   *Description of Prior Exempt Offerings.* None.

(r)   *Prior Transactions Exceeding 5% of Amount Raised in Reliance of Section 4(a)(6) of the Securities Act of 1933.* None.

(s)   *Discussion of Issuer's Financial Condition.* The issuer is a startup and has not raised any capital. The Sponsor has paid all costs related to the Issuer. In order to be successful, ythe company will need to hit the financial milestones set forth in the business

(t)   *Issuer Financials.* Please see the Financials and associated accountant letter on GridShare.com.

(u)   *Prior Matters that Would trigger Disqualification under Rule 503(a).* None.

(v)   *Updates on Offering Progress.* Updates on the offering will be posted on GridShare.com

(w)   *Location of Annual Report.* Our annual report will be posted on the home page of www.pristinesun.com, and will be available on January 31 of each year.

(x)   *Prior Non-compliance with Rule 202.* None.

(y)   *Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.* Please read this Offering Statement and other materials on GridShare.com carefully.

TERMS OF THE OFFERING

Type of Offering	Equity Raise
Issuer	Pristine Sun Corporation, a Delaware corporation ("Issuer")
Shares Offered	$250,000 in Common Shares.
Number of Shares Available	25,000
Cost per Share	$10
Minimum Shares to Buy	10
Voting Rights	*Pro rata*
Use of Proceeds	To secure a fully refundable utility interconnection security deposit with the largest utility in California: Pacific Gas & Electric (PG&E), of ~$250,000 and provide a deposit and financing fees to the long-term lender of the project in the amount of ~$50,000. Any excess funds raised (if any) will be used for direct project pre-construction expenses, and equipment procurement.
Target Amount	$250,000
Oversubscriptions	The Issuer will accept purchases in excess of the Target Amount and additional Shares will be sold, up to a maximum of $1,00,000
Offering Deadline	January 31, 2017
Securities Exemption	The Issuer is relying on the exemption to registration in Section 6(a)(4) of the Securities Act of 1934 and Regulation Crowdfunding issued by the Securities and Exchange Commission.
Governing Law	California
Transaction Process	These Securities are being sold via the GridShare.com, a Funding Portal registered with the SEC (the "Intermediary"). Securities will be delivered to purchasers via the Intermediary's website, and will consist of a Note and a Note Purchase Agreement.
Cancellation	NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.
Risk Factors	You should consider carefully all the information set forth in our Form C and, in particular, you should evaluate the specific factors

	set forth under the heading "Risk Factors" in our Form C filed with the SEC, as well as the other information contained or incorporated herein by reference, before investing in any of the Shares.
Trading	The Shares are a new issue of securities with no established trading market. We do not intend to apply for listing of any series of the Shares on any securities exchange.
GridShare Compensation	For its services, GridShare will receive a fee of 3% of the net capital raised and 2% of the Shares offered

LEGAL MATTERS

The Shares have not been, nor will they be, registered under the Securities Act of 1933 or any state securities laws. This Nonnegotiable Promissory Share may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. .

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. Each purchaser of any Note acknowledges and represents that it is a qualified investor for securities offered pursuant to these exemptions, and that upon payment of the purchase price, the Note Purchase Agreement constitutes a legal and binding obligation of such purchaser.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse

ADDITIONAL INFORMATION

For additional information regarding the Offering or the terms thereof, please contact the Issuer via its listing on GridShare.com.

Appendix A

FINANCIAL STATEMENTS

PRISTINE SUN CORPORATION

COMPILED FINANCIAL STATEMENTS

FOR THE YEAR ENDING

DECEMBER 2016

PRISTINE SUN CORPORATION
COMPILED FINANCIAL STATEMENTS
FOR THE YEAR ENDING
DECEMBER 2016

TABLE OF CONTENTS

--Page--

Raymond Young CPA
An Accountancy Corporation
510-353-9575, 510-868-1954 fax
cpa@increaseyourprofit.com
www.cpaphoto.com
40611B Grimmer Blvd
Fremont CA 94538-2862

PRISTINE SUN CORPORATION
ACCOUNTANT'S COMPILATION REPORT
FOR THE YEAR ENDING
DECEMBER 2016

Pristine Sun Corporation
EIN 81-3679700 08/26/2016
Delaware Corporation 6134498, 100,000 shares
6688 Shawmoors Dr
Hartland, WI 53029-9032

To the Management of Pristine Sun Corporation

I have compiled the accompanying balance sheet of Pristine Sun Corporation (a Subchapter C corporation) as of December 31, 2016 and the related statements of income and cash flows. I have not audited the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Management has elected to omit substantially all of the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Raymond Young CPA   **April 03, 2017**   **Page 1**

Pristine Sun Corporation
BALANCE SHEET
AS OF 12/31/2016

	Dec 31 2016
ASSETS	
Current Assets	
Cash	$ 0
Restricted Cash	0
Accounts Receivable	0
Inventory	0
Other Current Assets	0
Total Current Assets	0
Fixed Assets	
Computers	0
Vehicles	0
Office Improvement	0
Solar Facilities	0
Total Fixed Assets	0
Accumulated Depreciation	0
Net Fixed Assets	0
Other Assets	
Long Term Deposits	0
Total Other Assets	0
TOTAL ASSETS	0
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	0
Other Current Liabilities	0
Payroll Liabilities	0
Total Current Liabilities	0
Long Term Liabilities	
Vehicle and Equipment Loans	0
Total Long Term Liabilities	0
Total Liabilities	0
Partners' Capital Accounts	
Equity Contributions	0
Retained Earnings	0
Distributions	0
Net Income	0
Total Partners' Capital Accounts	0
TOTAL LIABILITIES & EQUITY	$ 0

Pristine Sun Corporation
INCOME STATEMENT
AS OF 12/31/2016

	Jan-Dec 16
Sales	$ 0
COGS	0
Gross Profit	0
Expenses	
Storage & Warehouse	0
Taxes and Licenses	0
Accounting & Finance	0
IT Expenses	0
Insurance Expense	0
Legal Expense	0
Office Expense	0
Travel Expense	0
Project Operations Cost	0
Development Costs	0
Sales & Marketing Expense	0
Personnel Costs	0
Total Operating Costs	0
Net Operating Income	
Depreciation & Amortization	0
Interest Expense	0
Net Income	$ 0

See Accountant's Compilation Report
Page 3

Pristine Sun Corporation
STATEMENT OF CASH FLOWS
STATEMENT OF CHANGES IN EQUITY
AS OF 12/31/2016

	Jan-Dec2016
OPERATING ACTIVITIES	
Net Income	$ 0
Adjustments to reconcile Net Income to net cash provided by operations:	
Depreciation	0
Accounts Receivable	0
Accounts Payable	0
Payroll Liabilities	0
Net cash provided by Operating Activities	0
INVESTING ACTIVITIES	
Computers	0
Vehicles	0
Office Improvement	0
Solar Facilities	0
Net cash provided by Investing Activities	0
Financing Activities	
Vehicle and Equipment Loans	0
Net cash provided by Financing Activities	0
Net cash increase for period	0
Cash at beginning of period	0
Cash at end of period	$ 0

STATEMENT OF CHANGES IN EQUITY

Beginning Equity	$ 0
Dividends	0
Net Income	0
Ending Equity	$ 0

See Accountant's Compilation Report
Page 4